

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 12, 2009

Dennis J. Letham
Executive Vice President – Finance and Chief Financial Officer
Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026

> **Re: Anixter International Inc.**
> **Form 10-K for the fiscal year ended January 2, 2009**
> **Filed February 27, 2009**
> **File No. 001-10212**

Dear Mr. Letham:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief